Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

DIAMONDBACK ENERGY, INC.,

BOHEMIA MERGER SUB, INC.

and

QEP RESOURCES, INC.

Dated as of December 20, 2020

i

4.22	Opinion of Financial Advisors	37
4.23	Brokers	37
4.24	Related Party Transactions	37
4.25	Regulatory Matters	38
4.26	Takeover Laws	38
4.27	No Additional Representations	38

ARTICLE V REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB		39

5.1	Organization, Standing and Power	39
5.2	Capital Structure	39
5.3	Authority; No Violations; Consents and Approvals	41
5.4	Consents	42
5.5	SEC Documents; Financial Statements	42
5.6	Absence of Certain Changes or Events	43
5.7	Information Supplied	43
5.8	No Undisclosed Material Liabilities	43
5.9	Parent Permits; Compliance with Applicable Law	44
5.10	Taxes	44
5.11	Litigation	45
5.12	Brokers	45
5.13	Ownership of Company Common Stock	45
5.14	Business Conduct	45
5.15	Employee Benefits and Labor Matters	45
5.16	Environmental Matters	45
5.17	Regulatory Matters	46
5.18	No Additional Representations	46

ARTICLE VI COVENANTS AND AGREEMENTS		47

6.1	Conduct of Company Business Pending the Merger	47
6.2	Conduct of Parent Business Pending the Merger	52
6.3	No Solicitation by the Company	53
6.4	Preparation of the Company Proxy Statement and Registration Statement	59
6.5	Company Stockholders Meeting; Merger Sub Stockholder Approval	60
6.6	Access to Information	62
6.7	HSR and Other Approvals	63
6.8	Employee Matters	66
6.9	Indemnification; Directors’ and Officers’ Insurance	68
6.10	Transaction Litigation	69
6.11	Public Announcements	69
6.12	Advice of Certain Matters; Control of Business	70
6.13	Reasonable Best Efforts; Notification	70
6.14	Section 16 Matters	71
6.15	Stock Exchange Listing and Delistings	71
6.16	Certain Indebtedness	71

ii

6.17	Tax Matters	74
6.18	Takeover Laws	75
6.19	Obligations of Merger Sub	75
6.20	Asset Dispositions	75

ARTICLE VII CONDITIONS PRECEDENT		75

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	75
7.2	Additional Conditions to Obligations of Parent and Merger Sub	76
7.3	Additional Conditions to Obligations of the Company	77
7.4	Frustration of Closing Conditions	78

ARTICLE VIII TERMINATION		78

8.1	Termination	78
8.2	Notice of Termination; Effect of Termination	79
8.3	Expenses and Other Payments	79

ARTICLE IX GENERAL PROVISIONS		81

9.1	Schedule Definitions	81
9.2	Survival	81
9.3	Notices	81
9.4	Rules of Construction	82
9.5	Counterparts	84
9.6	Entire Agreement; No Third Party Beneficiaries	84
9.7	Governing Law; Venue; Waiver of Jury Trial	84
9.8	Severability	86
9.9	Assignment	86
9.10	Affiliate Liability	86
9.11	Specific Performance	86
9.12	Amendment	87
9.13	Extension; Waiver	87

Annex A	Certain Definitions

Annex B	Company Tax Representation Letter

Annex C	Parent Tax Representation Letter

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2020 (this “Agreement”), among DIAMONDBACK ENERGY, INC., a Delaware corporation (“Parent”), BOHEMIA MERGER SUB, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and QEP RESOURCES, INC., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the Transactions, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the holders of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, and (iii) recommended that the holders of Company Common Stock (the “Company Stockholders”) approve and adopt this Agreement and the Transactions, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the Transactions, including the issuance of the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, the holders of Parent Common Stock, and (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub’s sole stockholder and (ii) approved and declared advisable this Agreement and the Transactions, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, Parent and the Company desire to effect a strategic business combination on the terms and subject to the conditions set forth herein;

WHEREAS, contemporaneously with the execution of this Agreement, the Company has entered into restrictive covenant agreements with certain of its executive officers and other key employees, which agreements are a material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Antitrust Authority	6.7(b)
Antitrust Laws	6.7(b)
Applicable Date	4.5(a)
Book-Entry Shares	3.3(b)(ii)
CARES Act	6.1(b)(x)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plans	6.8(e)
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vii)
Company Common Stock	Recitals
Company Contracts	4.19(b)
Company Disclosure Letter	Article IV
Company Employee	6.8(a)
Company Equity Awards	3.2(b)
Company Independent Petroleum Engineers	4.17(a)(i)
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15(a)
Company Material Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Note Offers and Consent Solicitations	6.16(b)
Company Notional Stock Award	3.2(a)(iii)
Company Owned Real Property	4.15(a)
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Proxy Statement	4.4(b)
Company PSU Award	3.2(a)(ii)

Definition	Section
Company Related Party Transaction	4.24
Company Reserve Report	4.17(a)(i)
Company Restricted Stock Award	3.2(a)(i)
Company SEC Documents	4.5(a)
Company Stock Option	3.2(a)(v)
Company Stockholders	Recitals
Company Stockholders Meeting	4.4(b)
Confidentiality Agreement	6.6(b)
Consent Solicitations	6.16(b)
Converted Shares	3.1(b)(iii)
Creditors’ Rights	4.3(a)
D&O Insurance	6.9(c)
Debt Offer Documents	6.16(b)
DGCL	2.1
Divestiture Action	6.7(b)
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
e-mail	9.3(b)
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
Existing Credit Facility	6.16(a)
GAAP	4.5(b)
HSR Act	4.4(a)
Indemnified Liabilities	6.9(a)
Indemnified Persons	6.9(a)
Letter of Transmittal	3.3(b)(i)
Material Company Insurance Policies	4.21
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Offers to Exchange	6.16(b)
Offers to Purchase	6.16(b)
Parent	Preamble
Parent Affiliate	9.10
Parent Board	Recitals
Parent Capital Stock	5.2(a)(ii)
Parent Closing Price	3.3(h)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	5.1
Parent Permits	5.9(a)

Definition	Section
Parent Preferred Stock	5.2(a)(ii)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Privacy Policies	4.14(h)
Registered Intellectual Property	4.14(b)
Registration Statement	4.8
Regulatory Material Adverse Effect	6.7(b)
Rights-of-Way	4.16
Surviving Corporation	2.1
Tail Period	6.9(c)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.10
Withheld Contract	4.19(b)

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., Central time, on the date that is the second (2nd) Business Day immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions that by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Akin Gump Strauss Hauer & Feld in New York, New York, or such other time and place as Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b) As soon as practicable on the Closing Date, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4 Organizational Documents of the Surviving Corporation. The Parties shall take all actions necessary so that the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until duly amended, as provided therein or by applicable Law, except that (i) the name of the Surviving Corporation shall be “QEP Resources, Inc.” or such other name as proposed by Parent in writing not less than three Business Days prior to Closing and reasonably acceptable to the Company, and (ii) all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation.

2.5 Directors and Officers of the Surviving Corporation. The Company shall use reasonable best efforts to obtain the resignations, conditioned and automatically effective upon the occurrence of the Effective Time, of each of its directors in office as of immediately prior to the Effective Time. The Parties shall take all other necessary action such that from and after the Effective Time, the directors of Merger Sub shall be the directors of the Surviving Corporation and the officers of Merger Sub shall be the officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND

MERGER SUB; EXCHANGE

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares, any Converted Shares, and Company Restricted Stock Awards, which shall be treated as set forth in Section 3.2(a)) (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into the right to receive from Parent that number of fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 0.050, as it may be adjusted, from time to time, pursuant to Section 3.1(c).

(ii) All such shares of Company Common Stock, when so converted pursuant to Section 3.1(b)(i), shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Excluded Shares and Converted Shares) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(b).

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub) (“Converted Shares”) shall automatically be converted into a number of fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio.

(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2 Treatment of Equity Compensation Awards.

(a) Consideration. At and as of the Effective Time, automatically and without any required action on the part of the holder thereto:

(i) each unvested restricted share of Company Common Stock (a “Company Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall be converted on the same terms and conditions (including time-based and termination related vesting conditions) applicable to such Company Restricted Stock Award under the applicable Company Stock Plan and Company Award Agreement as of immediately prior to the Effective Time into the right to receive a number of time-based restricted shares of Parent Common Stock, rounded to the nearest whole share, equal to the product of (A) the total number of shares of Company Common Stock subject to such unvested Company Restricted Stock Award immediately prior to the Effective Time multiplied by (B) the Exchange Ratio;

(ii) each unvested award of performance share units denominated in shares of Company Common Stock (a “Company PSU Award”) that is outstanding as of immediately prior to the Effective Time shall be converted on the same terms and conditions (including time-based and termination related vesting conditions) applicable to such unvested Company PSU Award under the applicable Company Stock Plan and Company Award Agreement as of immediately prior to the Effective Time (other than any performance-based vesting conditions) into the right to receive a time-based restricted stock unit of Parent covering a number of shares of Parent Common Stock, rounded to the nearest whole share, equal to the product of (A) the number of shares of Company Common Stock subject to such unvested Company PSU Award immediately prior to the Effective Time that would have been earned under the terms of such Company PSU Award based upon the higher of (1) 100% of the target level of performance and (2) actual performance, in each case, through the Closing Date (as determined by the Compensation Committee of the Company Board) multiplied by (B) the Exchange Ratio;

(iii) any compensation deferred by a current or former employee, director or other service provider of the Company and deemed notionally invested in Company Common Stock pursuant to the Company Deferred Compensation Plans, including “Deferred Shares” granted to the Company’s employees and non-employee directors pursuant to the Company Stock Plans and Company Deferred Compensation Plans (each, a “Company Notional Stock Award”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, except with respect to “Deferred Shares” granted to Company employees (“Employee Deferred Shares”), become 100% vested and converted into and deemed notionally invested in a number of shares of Parent Common Stock equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Notional Stock Award immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, and such deferred compensation will be paid in cash promptly following the closing and in no event later than the time set forth in the applicable Company Deferred Compensation Plan;

(iv) Each award of Employee Deferred Shares that is outstanding as of immediately prior to the Effective Time shall be converted at the Effective Time into a number of time-based restricted shares of Parent Common Stock, rounded to the nearest whole share, equal to the product of (A) the total number of shares of Company Common Stock subject to such award of Employee Deferred Shares immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, which time-based restricted shares of Parent Common Stock will be subject to the same time-based and termination related vesting conditions as applied to the corresponding award of Employee Deferred Shares immediately prior to the Effective Time; and

(v) each option to purchase shares of Company Common Stock (a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, be automatically cancelled without any payment or other consideration required to be made in respect thereof.

(b) Administration. Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company Restricted Stock Awards, Company PSU Awards, Company Notional Stock Awards and Company Stock Options (collectively, the “Company Equity Awards”) pursuant to the terms of this Section 3.2, (ii) if requested by Parent in writing, cause the Company Stock Plans to terminate at or prior to the Effective Time and (iii) take all actions reasonably required to effectuate any provision of this Section 3.2, including to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any equity awards of the Company, including any Company Equity Awards.

(c) Parent Actions. Parent shall take all corporate action necessary to issue a sufficient number of shares of Parent Common Stock issuable pursuant to or in settlement of the Company Equity Awards contemplated by this Section 3.2. Effective as of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such awards.

3.3 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with Parent’s or the Company’s transfer agent, or another firm reasonably acceptable to the Company and Parent, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III. Promptly after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable in respect of Eligible Shares pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b) Payment Procedures.

(i) Certificates. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration, which Letter of Transmittal and instructions shall be in a customary form and agreed to by Parent and the Company prior to the Closing. Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(ii) Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv) No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v) With respect to Certificates, if payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c) Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the Eligible Shares previously represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which they are entitled pursuant to Section 3.3(g), in each case, without any interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to the Surviving Corporation and the Exchange Agent) and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.3. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h) No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days ending two (2) trading days prior to the Closing Date as reported by Bloomberg, L.P. (the “Parent Closing Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law (and to the extent such deduction and withholding is required, such deduction and withholding may be taken in Parent Common Stock) and shall pay the amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable Law. Prior to the Effective Time, Parent, Merger Sub or the Exchange Agent, as appropriate, shall provide commercially reasonable notice to the Company upon becoming aware of any such withholding obligation and shall cooperate with the Company to the extent reasonable to obtain reduction of or relief from such withholding. To the extent such amounts are so deducted or withheld and paid over to the appropriate Taxing Authority by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, and, if withholding is taken in Parent Common Stock, the relevant withholding party shall be treated as having sold such Parent Common Stock on behalf of such holder of the Company Common Stock for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the appropriate Taxing Authority.

3.4 No Appraisal Rights. In accordance with the DGCL, no appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR since December 31, 2019 and at least two (2) days prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date that is two (2) days prior to the date hereof) (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company, each as amended prior to the execution of this Agreement and each Organizational Document, as made available to Parent, is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on December 18, 2020: (A) 242,935,639.875 shares of Company Common Stock were issued and outstanding, including 6,415,655 shares of Company Common Stock subject to Company Restricted Stock Awards; (B) 5,014,537 shares of Company Common Stock were treasury stock; (C) 1,491,184 shares of Company Common Stock were subject to outstanding Company Stock Options; (D) 1,031,954.0662 shares of Company Common Stock were covered by outstanding Company Notional Stock Awards (assuming that all Company Notional Stock Awards are settled in

Company Common Stock); (E) 2,455,214 (assuming satisfaction of performance goals at the target level) or 4,910,428 (assuming satisfaction of performance goals at the maximum level) shares of Company Common Stock were covered by outstanding Company PSU Awards (assuming that all Company PSU Awards are settled in Company Common Stock); (F) no shares of Company Preferred Stock were issued and outstanding; and (G) 2,876,465 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans (excluding only the shares of Company Common Stock subject to outstanding Company Stock Options and listed in clause (C), above, and the Company Restricted Stock Awards and listed in clause (A), above).

(b) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Company Stock Plans). As of the close of business on December 18, 2020, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other Equity Securities of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, and except for stock grants or other awards granted since the close of business on December 18, 2020 to the date of this Agreement or following the execution of this Agreement in accordance with Section 6.1(b)(ii), there are outstanding: (A) no shares of Company Capital Stock, Voting Debt or other voting securities or Equity Securities of the Company, (B) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities or Equity Securities of the Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting or Equity Securities of the Company or any of its Subsidiaries, obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement or obligating Parent to issue additional shares of Parent Common Stock at the Effective Time pursuant to the terms of this Agreement (including pursuant to Section 3.1 or Section 3.2). There are no dividends or distributions that have been declared by the Company with respect to the Company Common Stock that have not been paid by the Company. There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock or other Equity Securities of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Capital Stock. The initial paragraph of this Article IV notwithstanding, the parties agree that nothing disclosed in the Company SEC Documents shall modify, qualify or otherwise constitute and exception to this Section 4.2(b).

(c) Schedule 4.2(c) of the Company Disclosure Letter sets forth a list of each Subsidiary of the Company, its outstanding Equity Securities and the owners thereof. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (i) interests in a joint venture or, directly or indirectly, Equity Securities in any Person other than its Subsidiaries or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person, other than its Subsidiaries and its joint ventures listed on Schedule 4.2(c) of the Company Disclosure Letter.

(d) Schedule 4.2(d) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of (i) each Company Equity Award, (ii) the name of each Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award (assuming satisfaction of performance conditions at the target level and at the maximum level), (iv) the date on which each Company Equity Award was granted, (v) the expiration date of each Company Equity Award, if applicable, (vi) the vesting schedule applicable to each Company Equity Award and (vii) whether such Company Equity Award contains any put, redemption or similar feature (other than a provision for the net settlement thereof or payment of tax withholdings with respect thereto). All Company Equity Awards were (A) granted in all material respects in accordance with the terms of the applicable Company Stock Plan and in material compliance with the Exchange Act, all other applicable Laws and rules of the NYSE and (B) properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in all material respects in accordance with the Exchange Act and all other applicable Laws.

(e) Other than the Company’s Existing Credit Facility, neither the Company nor any of its Subsidiaries is a party to any Contract limiting the ability of the Company or any of its Subsidiaries to make any payments, directly or indirectly, by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments or any other Contract which restricts the ability of the Company or any of its Subsidiaries to make any payment, directly or indirectly, to its stockholders.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to consummation of the Merger, to the Company Stockholder Approval and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock vote in favor of the adoption of this Agreement and the Transactions, including the Merger (such recommendation described in this clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b) Except as set forth on Schedule 4.3(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both): (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) result in a violation of, a termination (or right of termination) or cancellation of, or default under, the creation or acceleration of any obligation or the loss or reduction of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, Company Permit, or other Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, (iii) assuming the Consents referred to in clauses (a) through (f) of Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iv) result in the creation of any Encumbrance on any of the assets or property of the Company or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) or (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for this Agreement, the Company is not party to any Contract that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Company Board.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), if applicable, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a proxy statement of the Company in definitive form (the “Company Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) Since December 31, 2018 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, exhibits, schedules, statements and documents (and all amendments and supplements thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, exhibits, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended or supplemented, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents contained, when filed or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement with respect to those disclosures that are amended or supplemented, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, (i) neither the Company nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications; (ii) there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents and (iii) none of the Company SEC Documents is the subject of ongoing SEC review or investigation. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The financial statements of the Company included (or incorporated by reference) in the Company SEC Documents, including all notes and schedules thereto, or, in the case of Company SEC Documents filed after the date of this Agreement, (i) complied, or will comply, as applicable, in all material respects, when filed or if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, with the rules and regulations of the SEC, including the accounting requirements, with respect thereto, (ii) were, or will be, as applicable, prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), and (iii) fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of footnotes) the financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto).

(c) The Company has implemented and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15(e) and (f) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed in any Company SEC Documents are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company or its Subsidiaries, (ii) is not, and since the Applicable Date there has not been, to the knowledge of the Company, any illegal act or fraud, whether or not material, that involves management or employees of the Company or its Subsidiaries and (iii) is not, and since the Applicable Date there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

(d) Since the Applicable Date, none of the Company or any of its Subsidiaries or any of their directors, officers, employees, nor, to the knowledge of the Company, their respective auditors, accountants or other Representatives has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.6 Absence of Certain Changes or Events.

(a) Since December 31, 2019, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) From December 31, 2019 through the date of this Agreement:

(i) the Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects; and

(ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance.

(c) Except as set forth on Schedule 4.6(c) of the Company Disclosure Letter, from September 30, 2020 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (iii)(A), (iv), (v), (vii), (viii), (ix), (xii), (xiv), (xv), and (xvii); provided, however, that solely for purposes of this Section 4.6(c), any reference to “$20,000,000 in the aggregate” in Section 6.1(b)(iv), Section 6.1(b)(v) and Section 6.1(b)(vi) shall be deemed a reference to “$10,000,000 on an individual basis.”

4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of September 30, 2020 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, in accordance with GAAP; (b) liabilities incurred in the Ordinary Course subsequent to September 30, 2020; (c) liabilities incurred in connection with the Transactions; (d) liabilities incurred as permitted under Section 6.1(b) and (e) liabilities that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.7, the Company Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have since the Applicable Date paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 31, 2017, none of the Company, its Subsidiaries, or any director or officer of the Company or any of its Subsidiaries, or to the knowledge of the Company, any other employee or agent of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, violated or is in violation of applicable Bribery Legislation, (ii) since January 31, 2017, the Company, its Subsidiaries and their respective directors and officers and, to the knowledge of the Company, any other Representatives acting on their behalf have at all times conducted their businesses in accordance with U.S. and non-U.S. economic sanctions Laws, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations and the European Union, and (iii) neither the Company nor any of its Subsidiaries nor any of their respective directors and officers nor, to the knowledge of the Company, other Representatives acting on their behalf is currently or since January 31, 2017 has been: (A) a Sanctioned Person; (B) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (C) in violation of any Ex-Im Laws or U.S. anti-boycott requirements. To the knowledge of the Company, there are no material allegation, voluntary disclosure, investigation, or prosecution involving the Company or any of its Subsidiaries, nor since January 31, 2017 has the Company or any of its Subsidiaries received any written communication from a Governmental Entity, related to a possible violation of Bribery Legislation, Sanctions Laws, or Ex-Im Laws.

4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a complete list of all of the material Company Plans.

(b) The Company has heretofore made available to Parent true and complete copies of (i) each material Company Plan (or, in the case of any Company Plan not in writing, a description of the material terms thereof), including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Company Plan, (B) the two most recent annual reports (Forms 5500), (C) the most recently received determination, opinion or advisory letter from the Internal Revenue Service relating to such Company Plan, (D) the most recently prepared actuarial report for each Company Plan and (E) all material non-routine correspondence to or from any Governmental Entity received in the last two (2) years.

(c) Each Company Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans, except for such pending or threatened claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) All contributions required to be made to any Company Plan by applicable law or by any plan document, or as required by law, including all contributions required to satisfy the funding standards for any Company Plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, and all premiums due or payable with respect to insurance policies funding any Company Plan, including premiums to the Pension Benefit Guaranty Corporation, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except where the failure to make such contributions or pay premiums that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) The Internal Revenue Service has issued a favorable determination, opinion or advisory letter with respect to each Company Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”) and the related trust, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Company or any ERISA Affiliate of the Company that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, except for any such liability that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(h) None of the Company or ERISA Affiliate contributes to or has ever had an obligation to contribute or incurred any liability (contingent or otherwise) with respect to a Multiemployer Plan (within the meanings of Sections 3(37) and 4001(a)(3) of ERISA) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(i) Except as set forth on Schedule 4.10(i) of the Company Disclosure Letter or as required by applicable Law, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits. All unfunded obligations for retiree or post-employment medical, disability, life insurance or other welfare benefits have been properly accrued for in the Company’s financial statements, and all contributions or other amounts payable by the Company or its Subsidiary with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.

(j) Except as set forth on Schedule 4.10(j) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any amount of assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (vi) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(k) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code. Except as would not reasonably be expected to have a Material Adverse Effect, each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code subject to Section 409A of the Code has been operated and maintained in compliance with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder.

(l) No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

4.11 Labor Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened labor grievances or unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes, slowdowns, work stoppages, lockouts or other labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association, in each case applicable to employees of the Company or any of its Subsidiaries. To the knowledge of the Company, there are no organizing efforts by any labor organization (or representative thereof), employee group (or representative thereof) or other group seeking to organize or represent any employees of the Company or its Subsidiaries.

(b) The Company and each of its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Laws respecting employment and employment or labor practices (including, but not limited to, all applicable Laws relating to wages, hours, child labor, collective bargaining, employment discrimination, harassment and retaliation, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, classification of employees, classification of service providers as employees and/or independent contractors, affirmative action, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security), and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, current or former independent contractor, or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment or service, wrongful termination of employment or service, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service relationship other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries or been subject to such an investigation, in each case with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2018: (i) to the knowledge of the Company, no material allegations of discrimination, harassment (including sexual harassment), or retaliation have been made against any current or former officer or director or other employee of the Company or any of its Subsidiaries; (ii) neither the Company nor any of its Affiliates have been involved in any material Proceedings, or entered into any material settlement agreements, related to allegations of discrimination, harassment (including sexual harassment), retaliation, or misconduct by any current or former officer or director of the Company; and (iii) to the knowledge of the Company, no employee has engaged in any conduct, is being investigated for any conduct, or aided or assisted any other Person to engage in any conduct or cover-up of such conduct, that could cause or has caused material damage to the reputation or business of the Company or its Subsidiaries or their respective employees, including, but not limited to, any conduct constituting sexual misconduct, harassment (including sexual harassment), discrimination or retaliation.

(d) Neither the Company nor any of its Affiliates have utilized or waived the employment tax deferral or employee retention credit relief provided under Sections 2301, 2302 or 3606 of the Coronavirus Aid, Relief, and Economic Security Act, as applicable, or the payroll tax obligation deferral under IRS Notice 2020-65 or any related guidance, executive order or memorandum.

(e) Except as set forth on Schedule 4.11(e) of the Company Disclosure Letter, since January 1, 2020, as related to COVID-19, neither the Company nor any of its Subsidiaries has (i) taken any material action with respect to any employees of the Company or its Subsidiaries, including implementing workforce reductions, terminations, furloughs, temporary layoffs, or material changes to compensation, benefits or working schedules or (ii) experienced any material employment-related liability. The Company and its Subsidiaries are in compliance in all material respects with any Laws, recommendations or guidance issued by any applicable Governmental Entity relating in any way to the work of employees and/or procedures for returning to work for employees with respect to COVID-19 except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12 Taxes.

(a) Except as set forth on Schedule 4.12(a) of the Company Disclosure Letter or as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) All Tax Returns required to be filed (taking into account extensions of time for filing) by the Company and any of its Subsidiaries have been filed with the appropriate Taxing Authority, and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents) have been paid in full. All withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full, and the Company and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries.

(iii) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or, to the knowledge of the Company, threatened by any Governmental Entity. There are no disputes, audits, examinations, investigations or Proceedings pending or, to the knowledge of the Company, threatened regarding any Taxes of the Company or any of its Subsidiaries or the assets of the Company and its Subsidiaries.

(iv) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(v) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or indemnity Contract (not including, for the avoidance of doubt (i) a Contract solely between or among the Company and/or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (y) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by Contract or otherwise.

(vi) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(vii) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(viii) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(ix) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(x) There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(xi) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Law with respect to Taxes), or any election pursuant to Section 108(i) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(b) Neither the Company nor any of its Subsidiaries is aware of the existence of any agreement, plan, fact, or other circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.13 Litigation. Except for such matters as do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property.

(a) The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or its Affiliates are the sole owners of all Company Intellectual Property, except where the failure to own such Company Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Schedule 4.14(b) of the Company Disclosure Letter sets forth a true and complete list of all registered patents, trademark registrations, domain name registrations, service mark registrations and copyright registrations, including applications therefor, owned by the Company and its Subsidiaries as of the date of the Closing Date, and includes the jurisdiction of issuance, registration or pendency; the date of issuance, registration or pendency; and the issuance, registration, or application number for each item (the “Registered Intellectual Property”). The Registered Intellectual Property is valid and has been obtained and maintained in compliance with all applicable Laws.

(c) To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person in any material respect.

(d) No Proceedings are pending or, to knowledge of the Company, threatened in writing, alleging that (i) the conduct of the Company infringes, misappropriates, or otherwise violates any Intellectual Property rights of any third party, or (ii) any Company Intellectual Property is invalid, not infringed, or unenforceable.

(e) The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all agreements relating to Intellectual Property that is owned by a third party and licensed or sublicensed to the Company or its Subsidiaries is in full force and effect and there are no existing defaults under, and the execution of this Agreement will not cause a default under, any such agreement, (ii) the Company and its Subsidiaries have not sold, distributed, or granted sublicenses to use any licensed Intellectual Property without the consent of the applicable third party owner, when required to do so by the applicable agreement, and (iii) no royalties or fees are payable by the Company or its Subsidiaries to any Party for the license or sublicense of Intellectual Property from a third party.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is the sole and exclusive owner of all Software developed by, for, or on behalf of the Company.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of the Company, are free from any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants, spyware and any other disabling or malicious code.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, the Company and its Subsidiaries have not, since January 1, 2018, experienced any unauthorized access to or other breach of security with respect to any IT Assets, Personal Information or trade secrets; (ii) the Company and its Subsidiaries have complied in all material respects with all applicable laws and with their own respective privacy policies (“Privacy Policies”) relating to the collection, storage, use, disclosure and transfer of any Personal Information, and neither the Company nor any of its Subsidiaries has received a complaint from any governmental body, agency, authority or entity or any other third party regarding its collection, storage, use, disclosure or transfer of Personal Information that is pending or unresolved and, to the knowledge of the Company, there are no facts or circumstances that would give rise to any such complaints; and (iii) the Company and its Subsidiaries have reasonably designed security measures in place to protect any Personal Information under their possession or control from any use or access that would violate applicable law, the Privacy Policies or any contractual obligations applicable to the Company or any of its Subsidiaries.

4.15 Real Property. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements, fixtures and structures located thereon, the “Company Material Leased Real Property”, and together with the Company Owned Real Property, the “Company Material Real Property”) free and clear of all Encumbrances, defects and imperfections, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, licensor, tenant, subtenant, licensee or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any violation, breach or default under any Company Material Real Property Lease and no event has occurred and no circumstance exists which, if not remedied, would result in such a breach, violation or default (with or without notice or lapse of time, or both), and (c) there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property. As of the date of this Agreement, none of the Company Material Real Property is subject to any Encumbrances, defects or imperfections that, in the aggregate, interfere with the ability of the Company and/or its Subsidiaries to conduct their respective businesses thereon as currently conducted to an extent that have had or would reasonably be expected to have a Company Material Adverse Effect. There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Company Material Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Company Material Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among the Company and its Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other Person to purchase any Company Owned Real Property or any portion thereof or interest therein (excluding for the avoidance of doubt, any such options or rights relating to or arising out of the Company’s Oil and Gas Properties and Rights-of-Way) that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. The Company Material Real Property and all other real property leased and owned by the Company and its Subsidiaries constitutes all of the real estate (other than, for the avoidance of doubt, the Company’s Oil and Gas Properties and Rights-of-Way) used in and necessary for the operation of the respective businesses of the Company and its Subsidiaries.

4.16 Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, fee assets, permits, servitudes and licenses (including rights to use the surface or subsurface under an oil and gas lease) from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business in the manner described, except for such Rights-of-Way the absence of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all of its material obligations with respect to such Rights-of-Way and conducts its business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and any of its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any violation, default or breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Right-of-Way contains a requirement that the holder thereof make royalty or other payments based, directly or indirectly, on the throughput of Hydrocarbons on or across such Right-of-Way (other than customary royalties under oil and gas leases based solely on Hydrocarbons produced from such oil and gas lease).

4.17 Oil and Gas Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the Ordinary Course since the date of the reserve reports prepared by Ryder Scott Company, L.P., (collectively, the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2019 (the “Company Reserve Reports”) or (ii) reflected in the Company Reserve Reports or in the Company SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties (other than increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices but excluding matters that disproportionately affect the Company’s Oil and Gas Properties) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (or held in suspense pending resolution or identification of the legal recipient of such payment) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than (i) awaiting preparation and approval of division order title opinions for recently drilled Wells and (ii) in the Ordinary Course. Neither the Company nor any of its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Affiliates has any material transportation, processing or plant imbalance, and no Person has given notice that any such imbalance constitutes all of the relevant Person’s ultimately recoverable reserves from a balancing area.

(e) All of the Wells and all water, CO 2, injection or other wells located on the Oil and Gas Properties of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by applicable units, declarations, orders, Contracts related to such Wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such Wells and all related development, production and other operations have been conducted in compliance with all applicable Law and Contracts, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right that would become operative as a result of the Transactions.

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no Wells, water, CO2, injection or other wells that constitute a part of the Company Oil and Gas Properties in respect of which the Company has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) (or Well(s)) be temporarily or permanently plugged and abandoned; and (ii) all wells drilled by the Company or any of its Subsidiaries are either (A) in use for (1) purposes of production of Hydrocarbons, (2) injection or (3) sourcing for water or CO2, (B) suspended or temporarily abandoned in accordance with applicable Law, or (C) permanently plugged and abandoned in accordance with applicable Law.

(h) Except as set forth on Schedule 4.17(h) of the Company Disclosure Letter, as of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which is binding on the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $15,000,000 (net to Company’s or its Subsidiaries’ interest).

(i) All currently-producing wells and equipment related to the Company’s and its Affiliates’ Oil and Gas Properties are in an operable state of repair, adequate to maintain operations in accordance with past practice, ordinary wear and tear excepted, except, in each case, as would not reasonably be expected to have, a Company Material Adverse Effect. There are no wells or other equipment or facilities located on the Company’s or any of its Subsidiaries’ Oil and Gas Properties, (i) that such Person is, or will within 18 months after the date hereof be, obligated by any Laws or contract to plug, dismantle, decommission, and/or abandon, which obligations are reasonably expected to require expenditures in excess of $10,000,000 in the aggregate or (ii) that have been plugged, dismantled, decommissioned, and/or abandoned in a manner that does not comply in all material respects with applicable Laws.

(j) Schedule 4.17(j) of the Company Disclosure Letter lists all bonds, letters of credit, and other material similar credit support instruments maintained by the Company or its Affiliates with or for the benefit of any Governmental Entity or other third Person with respect to its Oil and Gas Properties, except for any payment or performance guarantees provided by the Company in the Ordinary Course (other than payment or performance guarantees with respect to Indebtedness, which guarantees, if any, are listed on such schedule).

4.18 Environmental Matters. Except for those matters that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries and their respective operations and assets are, and at all times since the Applicable Date have been, in compliance with Environmental Laws;

(b) the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceedings related to Environmental Laws;

(c) (i) to the knowledge of the Company, there have been no Releases of Hazardous Materials at any property currently or formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or by any predecessors of the Company or any Subsidiary of the Company, which Releases have resulted or are reasonably likely to result in material liability to the Company or its Subsidiaries (or predecessor thereof) under Environmental Law, (ii) none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any predecessors of the Company or any Subsidiary of the Company, has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials in a manner that has resulted or is reasonably likely to result in liability to the Company or its Subsidiaries under Environmental Law, and (iii) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws, including any liability or obligation with respect to the investigation, remediation, removal, or monitoring of any Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling;

(d) neither the Company nor any of its Subsidiaries has assumed, either expressly or, to the Company’s knowledge, by operation of Law, any liability of any other Person related to Hazardous Materials or Environmental Laws; and

(e) as of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted since the Applicable Date by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

4.19 Material Contracts.

(a) Schedule 4.19(a) of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of each of the following Contracts to which or by which the Company or any Subsidiary of the Company is a party or to which their respective properties or assets is otherwise bound:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make aggregate annual payments in excess of $10,000,000;

(iii) each Contract relating to Indebtedness or a commitment for Indebtedness of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $10,000,000 in any calendar year or in excess of $25,000,000 over the life of the Contract that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(v) each Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, at and after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries), (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or (D) purports to limit in any material respect the ability of the Company or its Subsidiaries (or, at and after the Effective Time, Parent or its Subsidiaries) to hire, employ or enter into a similar arrangement with any Person;

(vi) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries, taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the Ordinary Course

(vii) each Contract (other than the Oil and Gas Properties) providing for an advance or capital contribution to, or investment in, any other Person that is not the Company or its Subsidiaries (other than advances made to an employee in the Ordinary Course and customary provisions in joint operating agreements);

(viii) any acquisition or divestiture Contract that contains unpaid “earn out” or other similar contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that was entered into on or after January 1, 2015 and could result in payments in excess of $25,000,000 in the aggregate;

(ix) each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(x) each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring the Company or any of its Subsidiaries to make annual expenditures from and after January 1, 2020 that would reasonably be expected to be in excess of $10,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi) any Contract (A) that provides for the sale by the Company or any of its Subsidiaries of Hydrocarbons (1) in excess of 10,000 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) or (2) in excess of 1,000 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) for a term greater than three (3) years or (B) pursuant to which the Company reasonably expects that it will make aggregate payments in excess of $25,000,000 in any of the next three succeeding fiscal years or over the life of the Contract that, in the case of (A) or (B), has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within sixty (60) days;

(xii) each collective bargaining agreement to which the Company is a party or is subject;

(xiii) each Contract that contains any “most favored nation” or most favored customer provision, call or put option, tag-along right, drag-along right, preferential right or rights of first or last offer, negotiation or refusal or that provides for exclusivity in favor of any third party (in each case other than those contained in (A) any Contract in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases, (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries or any of their respective Affiliates is subject or (D) any ISDA agreements and is material to the business of the Company and its Subsidiaries, taken as a whole);

(xiv) each master Contract or similar document governing any Derivative Transaction;

(xv) Contracts involving the settlement, conciliation or similar resolution of any Proceeding that (A) obligates the Company or its Subsidiaries (or, at and after the Effective Time, Parent and its Subsidiaries) to make payments after the date hereof in excess of $500,000, (B) imposes any continuing material non-monetary obligations (other than customary confidentiality obligations) on the Company or its Subsidiaries (or, at and after the Effective Time, Parent and its Subsidiaries), (C) involves the admission of wrongdoing by the Company or its Subsidiaries (or, at and after the Effective Time, Parent and its Subsidiaries) or (D) is with any Governmental Entity;

(xvi) each unit agreement, unit declaration, pooling declaration, or similar agreement, together with any joint operating agreement or unit operating agreement governing the Company’s or its Affiliate’s Oil and Gas Properties, that includes (A) more than two thousand five hundred (2,500) gross acres in the Permian Basin, or (B) more than four thousand (4,000) gross acres in the Williston Basin;

(xvii) each Indian Mineral Development Agreement or other agreement with a Governmental Entity, in each case that is material to the Company and its Subsidiaries;

(xviii) any Contract for the marketing, gathering, transportation, or processing of Hydrocarbons, containing minimum volume commitments, throughput commitments, demand charges, reservation charges, facilities access charges, or acreage dedications, in each case that is material to the Company and its Subsidiaries;

(xix) seismic licenses, seismic acquisition agreements, reprocessing agreements, and similar Contracts that would require the payment of a fee or penalty, or the acquisition of a license or products from the Company or any of its Affiliate due to Transactions (whether before, on, or after the Closing); and

(xx) any other Contract entered into involving aggregate payments in any calendar year period after the date of this Agreement that would reasonably be expected to exceed $10,000,000 (including payments in respect of capital expenditures required thereunder).

(b) Collectively, the Contracts that are required to be set forth in Schedule 4.19(a) of the Company Disclosure Letter (including amendments, amendments and restatements, modifications or supplements thereto (whether or not material)) are herein referred to as the “Company Contracts.” A true and complete and correct copy of each of the Company Contracts has been made available to Parent, except to the extent the Company has determined, in good faith, that any such Company Contract contains confidentiality obligations owed by the Company or its applicable Subsidiary that may be breached by delivery of such Contract to Parent (any such withheld Company Contract, a “Withheld Contract”). The Company Contracts that constitute Withheld Contracts are noted on Schedule 4.19(a) of the Company Disclosure Letter with an asterisk. Except as set forth on Schedule 4.19(b) of the Company Disclosure Letter, each Withheld Contract contains terms and conditions consistent, in all material respects, with any Company Contracts addressing similar goods or services that were made available to Parent and any summary materials related thereto that were made available to Parent. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened in writing (or, to the knowledge of the Company, threatened orally) with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20 Derivative Transactions.

(a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, defaults or termination events, or allegations or assertions of such by any party thereunder.

(c) The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein. Schedule 4.20(c) of the Company Disclosure Letter lists, as of the date of this Agreement, a summary of the material terms of each outstanding Derivative Transaction of the Company or any of its Subsidiaries or for the account of any of its customers (including, for the avoidance of doubt, a summary of the material terms of each confirmation with respect thereto setting forth the counterparty, trade date, product, price, term and notional amounts or volumes).

4.21 Insurance. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement, and a true, correct and complete copy of each such policy has been made available to Parent. The Material Company Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. As of the date of this Agreement, no written notice of cancellation or termination (including by non-renewal) has been received with respect to any Material Company Insurance Policy. As of the date hereof the Company does not have any claims pending with insurers that are reasonably expected to result in an insurance recovery of more than $5,000,000 in the aggregate.

4.22 Opinion of Financial Advisors. The Company Board has received the oral opinion of Evercore Group L.L.C. addressed to the Company Board to the effect that, based upon and subject to the assumptions, qualifications, limitations, and other matters considered in connection with the preparation of each such opinion, as of the date of the opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. A copy of the written opinion of such financial advisor confirming its oral opinion will be provided (solely for informational purposes) by the Company to Parent promptly following the execution of this Agreement and receipt thereof by the Company (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

4.23 Brokers. Except for the fees and expenses payable to Evercore Group L.L.C., no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or its Subsidiaries.

4.24 Related Party Transactions. Schedule 4.24 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or Contract involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class of the Equity Securities of the Company or any of its Subsidiaries whose status as a five percent (5%) holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of the Company) is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

4.25 Regulatory Matters.

(a) Neither the Company nor any of its Subsidiaries is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.26 Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.13, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement or the Transactions.

4.27 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any Company Affiliate makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Company Affiliate makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.27 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by the Company in this Article IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Affiliate thereof has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions) and that the Company has not relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE V

REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR since December 31, 2019 and at least two (2) days prior to the date of this Agreement (without giving effect to any amendment to any such Parent SEC Document filed on or after the date that is two (2) days prior to the date hereof) (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement, and each Organizational Document, as made available to the Company, is in full force and effect, and neither Parent nor Merger Sub is in violation of any of the provisions of such Organizational Documents.

5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on December 18, 2020: (A) 157,974,267 shares of Parent Common Stock were issued and outstanding, including 3,255,451 shares of restricted Parent Common Stock issued pursuant to the Parent Equity Plan; (B) no shares of Parent Common

Stock were treasury stock; (C) 205,005 shares of Parent Common Stock are issuable upon the exercise of outstanding options to purchase Parent Common Stock; (D) 1,106,228 shares of Parent Common Stock were reserved for issuance upon the settlement of outstanding time-vesting restricted stock unit awards in respect of shares of Parent Common Stock; (E) 488,470 (assuming satisfaction of performance goals at the target level) or 1,089,464 (assuming satisfaction of performance goals at the maximum level) shares of Parent Common Stock were reserved for issuance upon the settlement of outstanding performance-vesting restricted stock unit award in respect of shares of Parent Common Stock; (F) no shares of Parent Preferred Stock were issued and outstanding; and (G) 2,848,858 shares of Parent Common Stock were reserved for issuance of future awards pursuant to the Parent Equity Plan.

(b) All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Parent Equity Plan). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. As of the close of business on December 18, 2020, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other Equity Securities of the Subsidiaries of Parent are owned by Parent, or a direct or indirect Subsidiary of Parent, are free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since December 18, 2020 resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), stock grants or other awards granted under the Parent Equity Plan or as set forth on Schedule 5.2(b) of the Parent Disclosure Letter, there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities or Equity Securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities or Equity Securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities or Equity Securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other Equity Securities of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent. The initial paragraph of this Article V notwithstanding, the parties agree that nothing disclosed in the Parent SEC Documents shall modify, qualify or otherwise constitute and exception to this Section 5.2(b).

5.3 Authority; No Violations; Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement), subject, solely with respect to consummation of the Merger, the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Common Stock, and (ii) approved and declared advisable this Agreement and the Transactions. The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent or Merger Sub, (ii) result in a violation of, a termination (or right of termination), cancellation or modification of, of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture or other permit or Contract to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, (iii) assuming the Consents referred to in clauses (a) through (f) of Section 5.4 are duly and timely obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iv) result in the creation of any Encumbrance on any of the assets or property of Parent or its Subsidiaries, other than, in the case of clauses (ii), (iii) or (iv), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Other than this Agreement, Parent is not party to any Contract that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, as applicable, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Company Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Documents; Financial Statements.

(a) Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, exhibits, schedules, statements and documents (and all amendments and supplements thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, exhibits, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended or supplemented, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents contained, when filed or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement with respect to those disclosures that are amended or supplemented, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, (i) neither Parent nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications; (ii) there are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent SEC Documents and (iii) none of Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, or, in the case of Parent SEC Documents filed after the date of this Agreement, (i) complied or will comply, as applicable, in all material respects, when filed or if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, with the rules and regulations of the SEC, including the accounting requirements, with respect thereto, (ii) were, or will be, as applicable, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and (iii) fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto).

5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2019, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as set forth on Schedule 5.6(b) of the Parent Disclosure Letter, from September 30, 2020 through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their business in the Ordinary Course in all material respects and (ii) there has not been any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Company Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.8 No Undisclosed Material Liabilities. Except as set forth on Schedule 5.8 of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of September 30, 2020 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three-months ended September 30, 2020; (b) liabilities incurred in the Ordinary Course subsequent to September 30, 2020; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.9 Parent Permits; Compliance with Applicable Law.

(a) Parent and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have, since the Applicable Date, paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Taxes.

(a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) All Tax Returns required to be filed (taking into account extensions of time for filing) by Parent and any of its Subsidiaries have been filed with the appropriate Taxing Authority, and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents) have been paid in full. All withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(ii) There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity. There are no disputes, audits, examinations, investigations or Proceedings pending or threatened regarding any Taxes of Parent or any of its Subsidiaries or the assets of Parent and its Subsidiaries.

(iii) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(b) Neither Parent nor any of its Subsidiaries is aware of the existence of any agreement, plan, fact, or other circumstance, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11 Litigation. Except for such matters as do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of its Subsidiaries or any of their Oil and Gas Properties, or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.12 Brokers. Except for the fees and expenses payable to Goldman Sachs & Co. LLC and Moelis & Company LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.13 Ownership of Company Common Stock. None of Parent or Merger Sub or any of their Affiliates or associates is, or at any time during the three (3) year period prior to the date hereof has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any of Parent’s Affiliates or associates directly or indirectly owns, and neither Parent nor any of Parent’s Affiliates has owned at any time, whether beneficially owned or otherwise, any shares of Company Common Stock or any securities convertible into or exercisable or exchangeable for shares of Company Common Stock.

5.14 Business Conduct. Merger Sub was incorporated on December 18, 2020. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.15 Employee Benefits and Labor Matters. Each Parent Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by Parent or any ERISA Affiliate of Parent that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent or any ERISA Affiliate of Parent of incurring any such liability, except for any such liability that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.16 Environmental Matters. Except for those matters that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries and their respective operations and assets are, and at all times since the Applicable Date have been, in compliance with Environmental Laws;

(b) Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings related to Environmental Laws;

(c) (i) none of Parent or any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials in a manner that has resulted or is reasonably likely to result in liability to Parent or its Subsidiaries under Environmental Law, and (ii) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws, including any liability or obligation with respect to the investigation, remediation, removal, or monitoring of any Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling;

(d) neither Parent nor any of its Subsidiaries has assumed, either expressly or, to Parent’s knowledge, by operation of Law, any liability of any other Person related to Hazardous Materials or Environmental Laws; and

(e) as of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted since the Applicable Date by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the date hereof.

5.17 Regulatory Matters.

(a) Neither Parent nor any of its Subsidiaries is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.18 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.18 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and Merger Sub in this Article V.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions) and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the Ordinary Course in all material respects, including by using commercially reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

(b) Except (i) as set forth on the corresponding subsection of Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) in accordance with the Capital Expenditures Budget (including with respect to the timing and amount set forth therein) or (v) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other Equity Securities in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, the Company or its Subsidiaries, except for dividends and distributions (x) by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company or (y) required by the Organizational Documents of any Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other Equity Securities in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for Equity Securities in the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other Equity Securities in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or Equity Securities of a Subsidiary existing and disclosed to Parent as of the date hereof or to satisfy any applicable Tax withholding in respect of the vesting or settlement of any Company Equity Awards outstanding as of the date hereof, in accordance with the terms of the Company Stock Plans and applicable award agreements made available to Parent;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other Equity Securities in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or Equity Securities, other than: (A) the delivery of Company Common Stock upon the vesting or lapse of any restrictions on any Company Equity Awards outstanding on the date hereof in accordance with the terms of the Company Stock Plan and applicable award agreements; (B) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other Equity Securities to the Company or any other wholly-owned Subsidiary of the Company; and (C) shares of capital stock issued as a dividend made in accordance with Section 6.1(b)(i);

(iii) (A) amend or propose to amend the Company’s Organizational Documents (other than in immaterial respects) or (B) amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than, in the case of the Company’s Subsidiaries, immaterial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any Equity Securities in or a substantial portion of the assets of, exchanging, licensing, or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (i) leases of Oil and Gas Properties in the Ordinary Course for which the consideration is less than $20,000,000 in the aggregate or (ii) other acquisitions for which the consideration is less than $5,000,000 in the aggregate;

(v) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue, exchange, swap, abandon, sell and leaseback or otherwise dispose of, any portion of its assets or properties (including any Oil and Gas Property); other than (A) sales, leases or dispositions for which the consideration is less than $5,000,000 in the aggregate; (B) the sale of Hydrocarbons in the Ordinary Course; or (C) asset swaps or exchanges of Oil and Gas Properties in the Ordinary Course, the fair market value of which are less than $20,000,000 in the aggregate; provided that the Company shall not be permitted to sell any asset if, as a result of such sale, the Company would fail the “substantially-all test” of Section 368(a) of the Code or if such sale would give rise to a default, prepayment obligation or an obligation to make an offer to repurchase or repay Indebtedness under any Company Contract;

(vi) (A) enter into any lease for real property (other than for Oil and Gas Properties, which lease is not prohibited by the terms of Section 6.1(b)(iv)) that would be a Company Material Real Property Lease if entered into prior to the date hereof or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew, or waive or accelerate any rights or defer any liabilities under any Company Material Real Property Lease (other than an Oil and Gas Property for which the consideration is less than $20,000,000 in the aggregate);

(vii) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly-owned Subsidiaries of the Company or such transactions that are contemplated or permitted by this Agreement;

(viii) change in any material respect their financial accounting principles, practices or methods that would affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(ix) make, change or revoke any material election relating to Taxes, change an annual Tax accounting period, adopt or change any Tax accounting method, file any material amended Tax Return (other than as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law)), enter into any closing agreement with respect to material Taxes, settle or compromise any Tax claim, audit, assessment or dispute, surrender any right to claim a refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(x) (A) claim any tax credits under Section 2301 of the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”) or Sections 7001-7003 of the Families First Coronavirus Response Act or IRS Notice 2020-65 or any similar applicable law; or (B) defer any Taxes under Section 2302 under the CARES Act or any similar applicable law;

(xi) Except as required by applicable Law or pursuant to the terms of a Company Plan existing as of the date hereof or set forth on Schedule 6.1(b)(xi) of the Company Disclosure Letter, (A) grant any increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, except renewals and changes made in the Ordinary Course to employee benefit plans which renewals and changes do not discriminate in favor of officer level employees; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or non-equity awards, amend or modify the terms of any outstanding equity-based or non-equity awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the Transactions that is inconsistent with the treatment contemplated by Section 3.2; (D) pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit not required by the terms of any Company Plan existing as of the date hereof; (E) enter into any new, or amend any existing, employment or consulting or severance or termination agreement with any current or former director, officer, employee or other service provider; (F) establish any Company Plan (or compensation or benefit arrangement that would be Company Plan if in existence on the date of this Agreement) which was not in existence prior to the date of this Agreement, or amend or terminate any Company Plan in existence on the date of this Agreement, except as required by law, other than de minimis administrative amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to the Company; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or who has (or would have) an annualized target compensation or fee opportunity (including base compensation or fee, target annual bonus opportunity and target long-term incentive opportunity) in excess of $500,000; (H) terminate the employment or engagement of any employee or other service provider who has an annualized target compensation or fee opportunity (including base compensation or fee, target annual bonus opportunity and target long-term incentive opportunity) in excess of $500,000 or any executive officer, in each case, other than for cause; or (I) adopt or enter into any collective bargaining agreement or other labor union contract;

(xii) (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of the Company’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or its direct or indirect wholly-owned Subsidiaries and owed to the Company or its direct or indirect wholly-owned Subsidiaries), other than any such amounts under the Existing Credit Facility; (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (1) under the Existing Credit Facility in the Ordinary Course not exceeding $40,000,000 of Indebtedness at any one time outstanding, (2) other than under the Existing Credit Facility, in the Ordinary Course not exceeding $5,000,000 of Indebtedness at any one time outstanding, (3) by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company, (4) incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1) or (4);

(xiii) (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of an existing Company Contract on substantially the same terms in the Ordinary Course); provided, however, that the Company may (x) enter into a material Derivative Transaction after the date of this Agreement if (I) the representations and warranties set forth in Section 4.20(a) are true and correct as of the date such Derivative Transaction is entered into with respect to such Derivative Transaction and (II) the Company notifies Parent within a reasonably practicable amount of time (but in any event within two (2) Business Days) thereafter of the information set forth in Schedule 4.20(c) with respect to such Derivative Transaction, and (y) terminate any rights under any material Derivative Transaction in the Ordinary Course;

(xiv) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

(xv) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes, which shall be governed by clause (ix)) other than (A) the settlement of such proceedings involving only the payment of monetary damages by the Company or any of its Subsidiaries of any amount not exceeding $5,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.10;

(xvi) make or commit to make any capital expenditures that are, in the aggregate greater than $10,000,000 in any fiscal quarter, in excess of the Capital Expenditures Budget, except for capital expenditures (A) to repair damage resulting from insured casualty events, or (B) required on an emergency basis or for the safety of individuals, assets or the environment;

(xvii) elect to go non-consent with respect to, any proposed operation regarding any of the Oil and Gas Properties that involves net capital expenditures in excess of $2,000,000;

(xviii) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xix) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xx) agree to take any action that is prohibited by this Section 6.1(b).

(c) Notwithstanding the provisions of this Section 6.1, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company or its Subsidiaries may take or refrain from taking any taking any COVID-19 Action so long as (i) prior thereto, the Company consults with, and considers in good faith, Parents’ suggestions and/or feedback, or (ii) such COVID-19 Action would not reasonably be expected to materially impact the Company’s production of oil, gas or other Hydrocarbons (whether with respect to volume, costs, quality, reserves or otherwise).

6.2 Conduct of Parent Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (iv) for any actions required to comply with COVID-19 Measures or otherwise taken (or not taken) by Parent or any of its Subsidiaries reasonably and in good faith to respond to COVID-19 or the COVID-19 Measures; or (v) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in a manner not involving the entry by Parent or its Subsidiaries into lines of business that are materially different than the lines of business of Parent and its Subsidiaries on the date hereof; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b) Except (i) as set forth on the corresponding subsection of Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other Equity Securities in, Parent, except for regular annual or quarterly cash dividends (or corresponding dividend equivalents in respect of equity awards) payable by Parent in the Ordinary Course (and, for avoidance of doubt, excluding any special dividends); or (B) split, combine or reclassify any capital stock of, or other Equity Securities in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for Equity Securities in Parent or any of its Subsidiaries;

(ii) amend or propose to amend Parent’s Organizational Documents (other than in immaterial respects) or adopt any material change in the Organizational Documents of any of Parent’s Subsidiaries that would prevent, impair or materially delay the ability of the Parties to consummate the Transactions or otherwise adversely affect the consummation of the Transactions;

(iii) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of Parent’s Subsidiaries, other than, in each case, as would not otherwise prevent, impair or materially delay the consummation of the Transactions;

(iv) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(v) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(vi) agree to take any action that is prohibited by this Section 6.2(b).

6.3 No Solicitation by the Company.

(a) From and after the date of this Agreement, the Company and its officers and directors will and will cause the Company’s Subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person (other than Parent and Merger Sub) conducted heretofore by the Company, any of its Subsidiaries or any of its or their Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal. The Company shall use reasonable best efforts (and in any event within three (3) Business Days of the date of this Agreement) to deliver a written notice, including by electronic mail, to each Person that has received non-public information regarding the Company within the twelve (12) months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person. The Company will promptly terminate any physical and electronic data access related to any such potential Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, endorse, knowingly encourage, or knowingly facilitate any expression of interest, inquiry, proposal or offer or the making of any expression of interest, inquiry, proposal or offer that constitutes, or would reasonably be expected to result in, a Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal;

(iii) furnish any information regarding the Company or its Subsidiaries, or afford access to the properties, assets, books and records or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal;

(iv) enter into any Contract, letter of intent or agreement in principle, or other undertaking or commitment in respect of any proposal or offer that constitutes a Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii));

(v) submit any Competing Proposal to the vote of the stockholders of the Company; or

(vi) resolve, agree or publicly propose to, or permit the Company or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) to (v) of this Section 6.3(b).

(c) From and after the date of this Agreement, the Company shall promptly (and in any event no later than forty-eight (48) hours after receipt thereof) notify Parent of the receipt by the Company (directly or indirectly) of any Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Competing Proposal or any request for discussions or negotiations with the Company, its Subsidiaries or its and their Representatives relating to a Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event no later than forty-eight (48) hours after receipt thereof) (i) a copy (including any schedules, exhibits or attachments thereto) of any such expression of interest, inquiry, proposal or offer with respect to a Competing Proposal made in writing (whether or not electronic) provided to the Company or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (A) keep Parent reasonably informed, on a prompt basis (and in any event no later than forty-eight (48) hours after receipt thereof), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and (B) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event no later than forty-eight (48) hours after receipt thereof) copies of all material written correspondence and other material written materials (including any schedules thereto) provided to the Company or its Representatives from any Person.

(d) Except as permitted by Section 6.3(e), the Company Board, including any committee thereof, agrees it shall not:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii) fail to include the Company Board Recommendation in the Company Proxy Statement;

(iii) approve, adopt, endorse or recommend, or publicly propose or announce any intention to approve, adopt, endorse or recommend, any Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, Contract (including any acquisition agreement, merger agreement, option agreement, joint venture agreement or partnership agreement) or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v) in the case of a Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Company Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing or (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); provided, that Parent may not make any such request on more than two (2) occasions with respect to each Competing Proposal, which for these purposes includes any revision, amendment, update or supplement to such Competing Proposal; or

(vii) cause or permit the Company to enter into an Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Company Board may, after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure (including any “stop-look-and-listen” communication to the Company Stockholders that contains only the information set forth in Rule 14d-9(f) promulgated under the Exchange Act) that is required to be made in the Company Proxy Statement by applicable U.S. federal securities laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c); provided, further, that this Section 6.3(e)(i) shall not be deemed to permit the Company Board to make a Company Change of Recommendation other than in accordance with Section 6.3(e)(iii) or Section 6.3(e)(iv), as applicable;

(ii) prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Sections 6.3(b)(ii) or 6.3(b)(iii) with respect to a Competing Proposal only if such Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished and no discussions or negotiations regarding a Competing Proposal may occur until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions which prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3), (B) any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly after (and in any event no later than twenty-four (24) hours after receipt thereof)) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors of nationally recognized reputation and outside legal counsel, that such Competing Proposal is, or would reasonably be expected to lead to, a Superior Proposal and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Competing Proposal from a third party that did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Competing Proposal is a Superior Proposal;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action and the reasons therefor (including the financial analyses conducted by or on behalf of the Company Board);

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its Representatives to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the four (4) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with its financial advisors of nationally recognized reputation and outside legal counsel, that the Competing Proposal remains a Superior Proposal and that the failure to effect a Company Change of Recommendation in response to such Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii)(E) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii)(E) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period; and

(iv) prior to, but not after, receipt of the Company Stockholder Approval, in response to an Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that an Intervening Event has occurred;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action and includes a reasonably detailed description of the facts and circumstances of the Intervening Event;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its Representatives to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the four (4) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision that did not arise from a breach of the Company’s obligations set forth in this Section 6.3, the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, the Company may waive any such “standstill” or similar provision in response to such request for such waiver from a third party, solely to the extent necessary to permit such third party to make a Competing Proposal on a confidential basis to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action. The Company represents and warrants to Parent that it has not taken any action that (i) would be prohibited by this Section 6.3(f) or (ii) but for the ability to avoid actions inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, would have been prohibited by this Section 6.3(f), in each case, during the sixty (60) days prior to the date of this Agreement.

(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, (i) that is taken by a director or officer of the Company or any of its Subsidiaries in violation of this Section 6.3 or (ii) that is taken by any other Representative of the Company or any of its Subsidiaries that would have been a violation of this Section 6.3 if taken by a director or officer of the Company or any Subsidiaries, shall, in each case, be deemed to be a breach of this Section 6.3 by the Company.

6.4 Preparation of the Company Proxy Statement and Registration Statement.

(a) The Parties will promptly furnish to the other Party such data and information relating to it, its Subsidiaries (including, in the case of Parent, Merger Sub) and the holders of its capital stock, as the other Party may reasonably request for the purpose of including such data and information in the Company Proxy Statement or Registration Statement, as applicable, and any amendments or supplements thereto, so that the Company Proxy Statement conforms in form and substance to the requirements of the Exchange Act and the Registration Statement conforms in form and substance to the requirements of the Securities Act.

(b) The Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC within forty-five (45) days of the date of this Agreement, (i) a mutually acceptable Company Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and (ii) the Registration Statement (of which the Company Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Company Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Company Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. In addition, each of the Company and Parent shall use its reasonable best efforts to provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Registration Statement or as otherwise required to be disclosed by applicable Law. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Company Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably and promptly proposed by the other, (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed and (iv) permit the other Party (in each case, to the extent practicable), and their respective outside legal counsels, to participate in all meetings and conferences with the SEC.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Company Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

6.5 Company Stockholders Meeting; Merger Sub Stockholder Approval.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Company Proxy Statement by the SEC and the time that the Registration Statement is declared effective by the SEC (and in any event will use commercially reasonable efforts to convene such meeting within sixty (60) days thereof). Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and the Company Proxy Statement shall include the Company Board

Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Company Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting, after consultation in good faith with Parent, if, as of the time for which the Company Stockholders Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall only be adjourned or postponed once under the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist without the Parent’s written consent); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date or if doing so would require the setting of a new record date, in each case, without Parent’s prior written consent.

(b) The Company shall promptly upon receipt provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) and (ii) the Company shall not call, hold or convene any meeting of the stockholders of the Company other than the Company Stockholders Meeting.

(c) Without limiting the generality of the foregoing, the Company agrees that (i) its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.5 shall not be affected by the making of a Company Change of Recommendation, (ii) except in the event of a Company Change of Recommendation, the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (iii) its obligations pursuant to this Section 6.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Competing Proposal or other proposal (including a Superior Proposal) or the occurrence or disclosure of any Intervening Event.

(d) Promptly after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.6 Access to Information.

(a) Subject to applicable Law and the other provisions of this Section 6.6, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Company Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent; provided, that such access may be limited by the Company to the extent reasonably necessary (i) for the Company to comply with any applicable COVID-19 Measures or (ii) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of the Company’s and its Subsidiaries’ respective Representatives or commercial partners (provided that, in the case of each of clauses (i) and (ii), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i) No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii) No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information to the extent that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii) Without prior written consent, which shall be granted or withheld in such Party’s sole discretion, no Party shall be permitted to conduct any sampling (including subsurface or other invasive testing or sampling) or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries; and

(iv) no investigation or information provided pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein.

(b) The Confidentiality Agreement dated as of December 8, 2020 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder; provided, that paragraph 3 of the Confidentiality Agreement shall be of no force and effect as of the date hereof. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the data relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

6.7 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.7(b) and 6.7(c), and not this Section 6.7(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing (but subject to Sections 6.7(b) and 6.7(c)), in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Company Proxy Statement). The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Parent (which consent, subject to Section 6.7(b), may be withheld in Parent’s sole discretion).

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade, lessening of competition or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority. Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that any such action may, at the discretion of the Company or Parent, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date; provided, further, however, that, notwithstanding any other provisions of this Agreement, none of Parent or any of its Subsidiaries shall be required to take or agree to take (and the Company shall not take or agree to take) any

Divestiture Action or other action that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or operations of Parent and its Subsidiaries from and after the Effective Time (but, for purposes of determining whether any effect is material, calculated as if Parent and its Subsidiaries from and after the Effective Time were collectively the same size as Company and its Subsidiaries prior to the Effective Time), taken as a whole (a “Regulatory Material Adverse Effect”). Notwithstanding any other provisions of this Section 6.7, nothing in this Agreement shall require Parent to take or agree to take any Divestiture Action or other action (other than de minimis actions) with respect to Parent and its Subsidiaries (other than with respect to the Company and its Subsidiaries (from and after the Effective Time)). The Company shall agree to take any Divestiture Action requested by Parent if such actions are only effective after the Effective Time and conditioned upon the consummation of the Transactions. In the event that any Divestiture Action is proposed by or acceptable to a Governmental Entity, Parent shall have the right to determine the manner in which to implement the requirement of such Governmental Entity; provided, that in no event shall Parent or the Company (or any of their respective Subsidiaries or other Affiliates) be required to take or effect any such action that is not conditioned upon the consummation of the Transactions; provided, further, that Parent shall consult with the Company and give consideration to the views of the Company on all matters relating to any possible Divestiture Action. In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action (provided, that in no event shall this Section 6.7(b) require Parent to make or agree to take any Divestiture Action that would reasonably be expected to have, individually or in the aggregate, a Regulatory Material Adverse Effect). Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, subject to the terms of this Section 6.7, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date (provided, that in no event shall this Section 6.7(b) require Parent to make or agree to take any Divestiture Action that would reasonably be expected to have, individually or in the aggregate, a Regulatory Material Adverse Effect). The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.7(b) so as to preserve any applicable privilege. Parent shall be responsible for the payment of all filing fees under the HSR Act and other Antitrust Laws.

(c) Parent (except as set forth on Schedule 6.7(c)) and Merger Sub shall not take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

6.8 Employee Matters.

(a) For a period of at least twelve (12) months following the Effective Time, Parent shall cause the Surviving Corporation to provide, to each employee of the Company and its Subsidiaries who continues to be employed by the Company or the Surviving Corporation or any subsidiary or Affiliate thereof (each a “Company Employee” and collectively, the “Company Employees”) (i) a salary or wage (including location premiums), that is no less favorable than the salary or wage (including location premiums) that was provided to such Company Employee immediately prior to the Effective Time, and (ii) welfare and retirement benefits and annual cash incentive compensation opportunities that are no less favorable, in the aggregate, than the welfare and retirement benefits and annual cash incentive compensation opportunities provided to similarly situated employees of Parent or its Subsidiaries. At the same time as annual long-term incentive awards are next granted following the Closing to similarly situated employees of Parent or its Subsidiaries generally, Parent agrees to grant to each Company Employee who is then employed with Parent or any of its Subsidiaries, and who was eligible to receive long-term incentive awards under the plans and policies of the Company prior to the Closing, a long-term incentive award with a grant date value equal to 150% of the value of the full, non-prorated long-term incentive award for 2021 such Covered Employee would have otherwise received from the Company, which grant shall be in such form(s) and on such terms and conditions as are no less favorable than the 2021 long-term incentive awards granted by Parent to Parent’s (and its Subsidiaries’) other similarly situated employees.

(b) For purposes of eligibility to participate, vesting and calculation of paid time off accruals or severance benefit entitlements (but not for purposes of defined benefit pension accrual or post-employment retiree welfare benefits) with respect to the benefit plans, programs, arrangements, policies and practices maintained by Parent or any of its Subsidiaries providing benefits to any Company Employee after the Closing Date, each Company Employee’s years of service with the Company or any of its Subsidiaries (or any predecessor employer of an employee of the Company or any of its Subsidiaries, to the extent service with such predecessor employer is recognized by the Company or the applicable Subsidiary as of the date of this Agreement) prior to the Effective Time shall be treated as service with Parent or its Subsidiaries; provided, however, that such service need not be recognized to the extent (i) that such recognition would result in any duplication of benefits for the same period of service or (ii) that such service is not recognized by the Company or any of its Subsidiaries, as applicable, under any applicable Company Plan in which the Company Employee was eligible to participate prior to the Effective Time. Parent will or will cause its applicable Affiliate to pay to each Company Employee in cash any paid time off accruals that exist as of the as of the Closing Date with respect to such Company Employee (taking into account the foregoing service crediting provisions), upon his or her termination of employment for any reason, less any paid time off actually taken after the Closing Date, in accordance with the Company’s paid time off policies in effect as of the Closing. The foregoing shall not limit any Company Employee’s right to receive payment upon termination of employment for any paid time off that he or she may accrue under the Surviving Corporation’s or Parent’s paid time off policies, as applicable, from and after the Closing.

(c) From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Parent

Plan to the extent such Company Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider.

(d) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to assume and honor their respective obligations under all Company Plans listed on Schedule 6.8(d), and all benefits and compensation arrangements that are implemented in connection with the Transactions as permitted under Schedule 6.1(b)(xi) of the Company Disclosure Letter. Parent acknowledges that the Transactions will result in a “change in control” for purposes of all applicable Company Plans.

(e) Prior to the Effective Time, if requested by Parent in writing, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, the form of such termination documents shall be subject to the reasonable approval of Parent. To the extent the Company 401(k) Plans are terminated pursuant to Parent’s request, the Company Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries on the Closing Date, and such Company Employee shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or its Subsidiaries.

(f) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.8 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.8) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended to prevent Parent, the Surviving Corporation or any of their Affiliates (i) from amending or terminating any of their respective Employee Benefit Plans or, after the Effective Time, any Company Plan in accordance with their terms or (ii) after the Effective Time, from terminating the employment of any Company Employee.

6.9 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer, or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent such Person is entitled to indemnification (including an advance of expenses) by the Company as of the date hereof (whether pursuant to the Company’s Organizational Documents, Contract or under applicable Law). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.9, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.9 except to the extent such failure materially prejudices such Party’s position with respect to such claims).

(b) Any amendment, repeal or other modification of any provision in the Organizational Documents of the Surviving Corporation or any of its Subsidiaries in any manner that would adversely affect the rights thereunder of any Indemnified Person to indemnification, exculpation and advancement in respect of Indemnified Liabilities shall not be enforceable against the Indemnified Persons, except to the extent required by applicable Law and then only to the minimum extent required by Law, shall be prospective only, shall not limit or eliminate any such right with respect to any claim or action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, repeal or modification, and shall be disregarded for purposes of determining the rights of Indemnified Persons in respect of Indemnified Liabilities. Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers, employees or agents existing and in effect prior to the date of this Agreement.

(c) Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims period of at least six (6) years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 400 % of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for the Tail Period.

(d) In the event that Parent or the Surviving Corporation or any of its successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.9, and his heirs, executors, trustees, fiduciaries, administrators and Representatives. The rights of the Indemnified Persons under this Section 6.9 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.9.

6.10 Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation, shall keep the other Party reasonably informed with respect to the status thereof and use its reasonable best efforts to defend against and respond thereto. The Company shall give Parent a reasonable opportunity to participate in, but not control, the defense or settlement of any Transaction Litigation and shall consult regularly with Parent in good faith and give reasonable consideration to Parent’s advice with respect to such Transaction Litigation; provided, that the Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.11 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon. Except as set forth in this Section 6.11, no provision of this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees; provided, however, that the Company and Parent shall cooperate in good faith on any communication to the Company’s or any of its Subsidiary’s directors, officers or employees pertaining to employment, compensation or benefit matters that are affected by the Transactions or compensation or benefits that are payable or to be provided following the Effective Time. Notwithstanding the foregoing, neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Competing Proposal, and matters related thereto or a Company Change of Recommendation, other than as set forth in Section 6.3.

6.12 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.7, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.13 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI (including filings, notifications, required efforts, actions and other matters with respect to Antitrust Laws governed by Section 6.7), upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.

(b) Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including, to the extent legally permitted, promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions). The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Sections 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.14 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required (to the extent permitted by applicable Law) or appropriate to cause any dispositions of Equity Securities of the Company or acquisitions of Equity Securities of Parent in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.15 Stock Exchange Listing and Delistings. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

6.16 Certain Indebtedness.

(a) If requested by Parent, the Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions reasonably necessary to facilitate (i) the termination at the Closing Date of all commitments in respect of the Credit Agreement, dated as of August 25, 2011, among the Company, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent (the “Credit Facility Agent”; such Credit Agreement, together with all guarantees, security instruments and other agreements, instruments and documents related thereto, each as amended, supplemented, restated or otherwise modified from time to time, the “Existing Credit Facility”), (ii) the repayment in full on the Closing Date of all obligations with respect to the Existing Credit Facility (including the termination or cash collateralization of, or the making of other arrangements satisfactory to the Credit Facility Agent with respect to, letters of credit outstanding under the Existing Credit Facility) and (iii) the release on the Closing Date of any Encumbrances securing such Existing Credit Facility and guarantees, if any, in connection therewith; provided that to the extent the Company does not have unrestricted cash on hand in an amount sufficient to make such repayment in full, the Company shall have received funds from Parent in an amount sufficient to make such repayment. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use commercially reasonable efforts to deliver to Parent at least three (3) Business Days prior to the Closing Date a draft payoff letter (and, at least one (1) Business Days prior to the Closing Date, a payoff letter that has been executed by the Credit Facility Agent) with respect to the Existing Credit Facility in form and substance customary for transactions of this type, from the Credit Facility Agent on behalf of the creditors entitled to the benefit of the Existing Credit Facility.

(b) Parent or one or more of its Subsidiaries may, in its sole and absolute discretion, but shall have no obligation to, (i) commence any of the following: (A) one or more offers to purchase any or all of the outstanding debt issued under the Indenture for cash (the “Offers to Purchase”) or (B) one or more offers to exchange any or all of the outstanding debt issued under the Indenture for securities issued by Parent or any of its Affiliates (the “Offers to Exchange”), (ii) solicit the consent of the holders of debt issued under the Indenture regarding certain amendments to the Indenture (the “Consent Solicitations”) and (iii) deliver a notice of optional redemption to the holders of debt issued under the Indenture (together with the Offers to Purchase, and Offers to Exchange and Consent Solicitations, if any, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such transaction shall be conditioned on the occurrence of, and shall not be consummated earlier than, the Closing (other than the closing of one or more supplemental indentures so long as the amendments effected by such supplemental indentures shall not become effective until the Closing) and any such transaction shall be funded solely using consideration provided by Parent. Subject to Section 6.2, Parent or one or more of its Affiliates may, in its sole and absolute discretion, commence or consummate an offering of securities issued by Parent or any of its Affiliates, the proceeds of which may be used to refinance existing Indebtedness of the Parent, its Affiliates and the Company (such transaction, together with the Company Note Offers and Consent Solicitations, the “Notes Transactions”). Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the Indenture and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding the material terms and conditions of any Company Note Offers and Consent Solicitations, including the timing and commencement of any Company Note Offers and Consent Solicitations and any tender deadlines. Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal and press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable amount of time in advance of commencing the applicable Company Note Offers and Consent Solicitations to allow the Company and its counsel a reasonable opportunity to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel; provided that such Debt Offer Documents shall not include any non-public information provided by the Company or its Subsidiaries or any of their respective Representatives unless the Company approves such disclosures in writing. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute one or more supplemental indentures to the Indenture in accordance with the terms thereof amending the terms and provisions of the Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent; provided that the amendments effected by any supplemental indenture shall not become effective until the Closing. The Company shall, and shall cause each of its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and their Affiliates and Representatives to use its commercially reasonable efforts to provide, on a timely basis, all reasonable cooperation as may be reasonably requested by Parent in writing to assist Parent in connection with the Notes Transactions (including, but not limited to, delivery of officers’ certificates and similar documentation and, upon Parent’s written request, using commercially reasonable efforts to cause the Company’s current and, to the extent applicable, former independent accountants to provide customary consents for use of their reports and to provide customary comfort letters (including “negative assurances” comfort) for the financial information relating to the Company and the Company’s Subsidiaries (including any entity recently acquired by the Company or whose acquisition by the Company is pending), in each case, to the extent required in connection with any Company Note Offers and Consent Solicitations). The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent, retained by Parent, and their fees and out-of-pocket expenses will be paid directly by Parent. If, at any time prior to the completion of the Company Note Offers and Consent Solicitations, the Company or any of its Subsidiaries discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the Company shall use commercially reasonable efforts to promptly notify the other Party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the applicable notes, debentures or other debt securities of the Company outstanding under the Indenture.

(c) Except as a result of fraud or willful misconduct by the Company, its Subsidiaries or its or their Representatives, or arising from a material misstatement contained in information relating to the Company and its Subsidiaries provided in writing by the Company, its Subsidiaries or its or their Representatives for inclusion in the Debt Offer Documents, Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, penalties (excluding prepayment premiums), fines, taxes, costs, fees and expenses (including reasonable fees and expenses of one outside legal counsel, accountants, investment bankers, experts, consultants and other advisors, and the costs of all filing fees and printing costs) actually suffered or incurred by them in connection with any cooperation provided by the Company under this Section 6.16 and any information utilized in connection therewith. In addition, Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses (including reasonable fees, costs and expenses of outside legal counsel, accountants, investment bankers, experts, consultants and other advisors, and the costs of all filing fees and printing costs) incurred by the Company, its Subsidiaries or any of their respective Representatives in connection with any cooperation provided by the Company under this Section 6.16. This Section 6.16(c) shall survive the Closing and any termination of this Agreement, regardless of whether or not the Merger is consummated, and is intended to benefit, and may be enforced by, the Representatives of the Company and its Subsidiaries, who are each third-party beneficiaries of this Section 6.16(c).

(d) Notwithstanding any provision in this Section 6.16 to the contrary, nothing in this Section 6.16 shall require (i) any cooperation to the extent that it would, in the good faith determination of the Company, unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (ii) the Company or any of its Subsidiaries to enter into any instrument or contract, or agree to any change or modification to any instrument or contract or take any action with respect to its existing Indebtedness prior to the occurrence of the Closing that would be effective if the Closing does not occur (other than one or more supplemental indentures so long as the amendments effected by such supplemental indentures shall not become effective until the Closing), (iii) the Company or any of its Subsidiaries to deliver any notice of prepayment or redemption or similar notice that does not provide that such prepayment or redemption is conditioned upon the occurrence of the Closing, (iv) the Company, any of its Subsidiaries or their respective boards of directors (or equivalent bodies) to adopt any resolution, grant any approval or authorization or otherwise take any corporate or similar action (other than in connection with one or more supplemental indentures in connection with the Company Note Offers and Consent Solicitations so long as the amendments effected by such supplemental indentures shall not become effective until the Closing), (v) the Company or any of its Subsidiaries to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing except for (A) payment of amounts specifically contemplated by this Agreement and (B) payment of amounts and granting of indemnities with respect to which the Parent has agreed to reimburse or indemnify the Company, (vi) the Company or any of its Subsidiaries to provide any pro forma adjustments to the financial statements reflecting the Transactions contemplated or required hereunder, (vii) the Company or any of its Subsidiaries to take any action that would conflict with or violate the Company’s or any of its Subsidiaries’ Organizational Documents or any applicable Law, or result in a material breach of or material default under any material Contract, (viii) the Company or any of its Subsidiaries to take any action that would cause any condition to the Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement, (ix) the Company or any of its Subsidiaries to provide any information the disclosure of which is prohibited or legally privileged or (x) any Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action that would reasonably be expected to result in personal liability to such Representative.

(e) Parent and Merger Sub acknowledge and agree that their obligations to consummate the Transactions are not conditioned on the consummation of any Company Note Offer and Consent; provided, that the Company’s failure to perform its agreements and obligations under this Section 6.16 could still result in a failure of the conditions set forth in Section 7.2(b) to be satisfied.

6.17 Tax Matters.

(a) Each of Parent, Merger Sub and the Company will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Merger to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any actions that would, or would reasonably be expected to, prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) The Parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Each of Parent, Merger Sub and the Company acknowledges and agrees that for U.S. federal income Tax purposes the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub and the Company intend to report the Merger in accordance with the foregoing.

(c) Each of Parent, Merger Sub and the Company will use its reasonable best efforts and will reasonably cooperate with one another to obtain any opinion(s) of counsel to be issued in connection with the declaration of effectiveness of the Registration Statement by the SEC regarding the U.S. federal income tax treatment of the Transactions, which cooperation shall include, for the avoidance of doubt, (i) the Company delivering to Latham & Watkins LLP and Akin Gump Strauss Hauer & Feld LLP Tax representation letters in substantially the form set forth in Annex B and (ii) Parent and Merger Sub delivering to Latham & Watkins LLP and Akin Gump Strauss Hauer & Feld LLP Tax representation letters in substantially the form set forth in Annex C in each case, with any modifications thereto that are reasonably requested and agreed upon by counsel and dated and executed as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined reasonably necessary by Latham & Watkins LLP or Akin Gump Strauss Hauer & Feld LLP in connection with the filing of the Registration Statement or its exhibits.

6.18 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.19 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub, prior to the Effective Time, and the Surviving Corporation, following the Effective Time, to perform their respective obligations under this Agreement.

6.20 Asset Dispositions. Notwithstanding anything set forth in this Agreement to the contrary, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, if so requested by Parent, the Company shall consider in good faith any request by Parent for consent for Parent to furnish information and documentation to prospective purchaser(s) of the Company’s assets (subject to such prospective purchaser’s execution of a non-disclosure agreement or a joinder to the Confidentiality Agreement, in each case, reasonably acceptable to the Company, acting in good faith). Except as a result of fraud or willful misconduct by the Company, its Subsidiaries or its or their Representatives, or arising from a material misstatement contained in such information and documentation, Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, penalties (excluding prepayment premiums), fines, taxes, costs, fees and expenses (including reasonable fees and expenses of one outside legal counsel, accountants, investment bankers, experts, consultants and other advisors, and the costs of all filing fees and printing costs) actually suffered or incurred by them in connection with any cooperation provided by the Company under this Section 6.20.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.

(b) Regulatory Approval. Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order and no Proceedings seeking a stop order shall be pending or threatened by the SEC.

(e) NASDAQ Listing. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), the third and fifth sentences of Section 4.2(b) (Capital Structure), Section 4.3(a) (Authority), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(b), for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(b) (Capital Structure) (except for the second sentence of Section 4.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence, fifth sentence and seventh sentence of Section 5.2(b) for any De Minimis Inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, if such Party’s breach in any material respect of any provision of this Agreement was the cause of, or materially contributed to or resulted in such failure.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time (except as expressly set forth below) prior to the Effective Time, notwithstanding the obtaining of the Company Stockholder Approval (except for terminations pursuant to Section 8.1(b)(iv), Section 8.1(c) and Section 8.1(d) below, which may only be effected prior to obtaining Company Stockholder Approval):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose violation or breach of any covenant or agreement under this Agreement has been the cause of, materially contributed to or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Central time, on June 30, 2021 (such date, as it may be extended pursuant to this Section 8.1(b)(ii), the “End Date”); provided, however, if on such date the conditions to closing set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied (if the failure of such condition to be then satisfied is due to an Antitrust Law) but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived by all parties entitled to the benefit of such conditions), such End Date shall be September 30, 2021; provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose violation or breach of any covenant or agreement under this Agreement has been the cause of, materially contributed to or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a violation or breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.2(a) or (b) or Section 7.3(a) or (b), as applicable (and such violation or breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the End Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach; or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof;

(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or

(d) by Parent, if the Company, its Subsidiaries or any of the Company’s Representatives shall have willfully or materially breached the agreements and obligations set forth in Section 6.3(b) (No Solicitation by the Company).

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.6(b), Section 8.3 and Articles I and IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b) If Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation) or Section 8.1(d) (No Solicitation by the Company), then the Company shall pay Parent the Company Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c) If either the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), then the Company shall pay Parent the Parent Expense Amount, (i) immediately, and as a condition to the effectiveness of the Company’s termination of this Agreement, if terminated by the Company and (ii) no later than three (3) Business Days after notice of termination by Parent of this Agreement, if terminated by Parent; provided, however, if the Company terminates this Agreement pursuant to any provision of Section 8.1(b) and Parent was entitled to terminate pursuant to Section 8.1(c) (Company Change of Recommendation) or Section 8.1(d) (No Solicitation by the Company), then concurrently with, and as a condition to, any such termination, the Company shall pay or cause to be paid to Parent the Company Termination Fee (and not the Parent Expense Amount) in cash by wire transfer of immediately available funds to an account designated by Parent.

(d) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Company Stockholders Meeting or (B) the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Competing Proposal) or consummates a Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amount previously paid by the Company pursuant to Section 8.3(c). It is understood and agreed that with respect to the preceding clause (i) and (ii), any reference in the definition of Competing Proposal to “ten percent (10%)” shall be deemed to be a reference to “fifty percent (50%)”.

(e) In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee or more than one payment of Parent Expense Amount. If Parent receives the Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expense Amount; upon payment of any Company Termination Fee, any previously paid Parent Expense Amount shall be credited against the amount of the Company Termination Fee The Company agrees that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement and (ii) the payments contemplated by this Section 8.3 are intended to compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. If the Company fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, Parent commences a Proceeding that results in judgment for Parent for such amount, the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. For the avoidance of doubt, Parent may simultaneously pursue: (i) a grant of specific performance pursuant to Section 9.11, (ii) its rights and remedies at law, in equity, in contract, in tort or otherwise in the event of a material or willful breach of this Agreement, and (iii) payment of the Company Termination Fee pursuant to this Section 8.3; provided, however, that, in the event the Company Termination Fee becomes payable to Parent pursuant to this Section 8.3, each of the Parties hereto agree that upon the Company’s payment of the Company Termination Fee to Parent, the Company shall have no further liability to Parent of any kind in respect of this Agreement and the Transactions, except for the liability of the Company in the case of fraud or a willful or material breach of any covenant, agreement or obligation set forth herein.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Article II and Article III, and Section 4.27 (No Additional Representations), Section 5.18 (No Additional Representations), Section 6.8 (Employee Matters), Section 6.9 (Indemnification; Directors’ and Officers’ Insurance), and Section 6.17 (Tax Matters), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to Parent or Merger Sub, to:

Diamondback Energy, Inc.

500 West Texas, Suite 1200

Midland, Texas 79701

Attention: Kaes Van’t Hof, Chief Financial Officer

E-mail: KVantHof@DiamondbackEnergy.com

with a required copy to (which copy shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

Attention: Seth R. Molay, P.C.

E-mail: smolay@akingump.com

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Attention: Jeff Kochian

E-mail: jkochian@akingump.com

(ii) if to the Company, to:

if to the Company, to:

QEP Resources, Inc.

1050 17th Street, Suite 800

Denver, Colorado 80265

Attention: Christopher K. Woosley

E-mail: Chris.Woosley@qepres.com

with a required copy to (which copy shall not constitute notice):

Latham & Watkins LLP

811 Main Street, 37th Floor

Houston, Texas 77002

Attention: John M. Greer

E-mail: john.greer@lw.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Central time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; and (v) “made available” means, with respect to any document, that such document was previously made available relating to the Transactions maintained by the Company or Parent, as applicable, at least two (2) days prior to the execution of this Agreement. Further, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the Effective Time and (b) Sections 6.9 and 6.16 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of Equity Securities in the Company (whether stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) the Company or (ii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation, other than for fraud. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of Equity Securities in Parent (whether stockholders or otherwise), (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent and (z) Viper Energy Partners, LP, Viper Energy Partners GP LLC, Viper Energy Partners LLC, Rattler Midstream Operating LLC, Rattler Midstream LP, Rattler Midstream GP LLC and any of their Subsidiaries. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and the Company hereby waives and releases all claims of any such liability and obligation, other than for fraud.

9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11; and (c) the alleged breaching Party will not plead in defense thereto that there would be an adequate remedy at Law. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

9.12 Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

DIAMONDBACK ENERGY, INC.

By:	/s/ Travis D. Stice
Name: Travis D. Stice
Title: Chief Executive Officer

BOHEMIA MERGER SUB, INC.

By:	/s/ Travis D. Stice
Name: Travis D. Stice
Title: President

[Signature Page to Agreement and Plan of Merger]

QEP RESOURCES, INC.

By:	/s/ Timothy J. Cutt
Name: Timothy J. Cutt
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, except for purposes of Section 9.10, the following Persons will not be deemed to be Affiliates of Parent: Viper Energy Partners, LP, Viper Energy Partners GP LLC, Viper Energy Partners LLC, Rattler Midstream Operating LLC, Rattler Midstream LP, Rattler Midstream GP LLC and any of their Subsidiaries.

“Beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Bribery Legislation” shall mean any Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption including, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010.

“Business Day” means a day other than a day on which banks in the State of Texas or the State of Delaware are authorized or obligated to be closed.

“Capital Expenditures Budget” means the summary of all budgeted expenditures of the Company and its Subsidiaries for the 2021 calendar year, which expenditures would be classified as “capital expenditures” in accordance with GAAP, as set forth on set forth in Schedule A of the Company Disclosure Letter.

“Company Award Agreement” means any award agreement or other written agreement between the Company and a Company Equity Award holder that governs the terms and conditions of a Company Equity Award held by such Company Equity Award holder.

“Company Deferred Compensation Plans” means the employee and director deferred compensation plans maintained or sponsored by the Company or any of its Subsidiaries, including the Amended and Restated QEP Resources, Inc. Deferred Compensation Wrap Plan and the Amended and Restated QEP Resources, Inc. Deferred Compensation Plan for Directors.

“Company Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by the Company, its Affiliates, or any member of their ERISA Affiliate or with respect to which the Company, its Affiliates, or any member of their ERISA Affiliate have any liability (contingent or otherwise).

“Company Stock Plans” means the QEP Resources, Inc. 2010 Long-Term Incentive Plan, the QEP Resources, Inc. 2018 Long-Term Incentive Plan, the QEP Resources, Inc. and Cash Incentive Plan and any other stock, equity or equity-based or incentive plan pursuant to which any option, restricted share, performance share unit, deferred shares or other equity or equity-based compensation award of the Company is outstanding, each as amended or amended and restated from time to time.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Organizational Documents of the Company.

“Company Termination Fee” means $17,000,000.

“Competing Proposal” means any Contract, letter of intent, memorandum of understanding, agreement in principle, offer, indication of interest or other similar proposal or commitment (in each case, whether binding or otherwise), that has not been withdrawn (and which, if withdrawn, shall no longer be considered a Competing Proposal), from a Person or Group (other than a proposal or offer by Parent or any Subsidiary of Parent) made after the date hereof relating to any transaction or series of related transactions involving, directly or indirectly: (a) any acquisition, lease, exchange, license, purchase or transfer of more than ten percent (10%) of the consolidated assets of the Company and its Subsidiaries (including Equity Securities in any Subsidiary or Subsidiaries), determined based on both the fair market value and book value thereof or assets of the Company or its Subsidiaries to which ten percent (10%) or more of the consolidated revenues, net income, assets or earnings of the Company and its Subsidiaries, taken as a whole, are attributable, (b) any acquisition or purchase by any Person or Group of more than ten percent (10%) of the outstanding shares of Company Common Stock or any other Equity Securities of the Company (whether by voting power or number of shares) or tender offer or exchange offer that, if consummated, would result in any Person or Group beneficially owning more than ten percent (10%) of the outstanding shares of Company Common Stock or any other Equity Securities of the Company (whether by voting power or number of shares), or (c) any merger, consolidation, share exchange, business combination, recapitalization, joint venture, reorganization or similar transaction which is structured to permit such Person or Group to acquire beneficial ownership of at least ten percent (10%) of the outstanding Company Common Stock or other Equity Securities of the Company (or the surviving or resulting entity of such transaction) representing ten percent (10%) or more of the voting power of the Company and its Subsidiaries, taken as a whole (or the surviving or resulting entity of such transaction), in each case, other than the Transactions.

“Consent” means any filing, notice, report, registration, declaration, approval, consent, ratification, permit, permission, waiver, expiration or termination of waiting periods or authorization.

“Contract” means any written or oral contract, agreement, license, franchise, lease, instrument, arrangement, commitment, understanding, joint venture, partnership or other right or obligation to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject or any other document or writing, physical or electronic, evidencing any of the foregoing.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

“COVID-19 Actions” means any commercially reasonable actions, inactions, activities or conduct that the Company reasonably determines in good faith are necessary or advisable to comply with COVID-19 Measures.

“COVID-19 Measures” means, as applicable to a Party or its Subsidiaries, any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“De Minimis Inaccuracies” means any inaccuracies that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company or Parent, as the case may be.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, Equity Securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DTC” means The Depositary Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions (including restrictions on transfer), rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to (a) human health and safety as it relates to the handling of, or exposure to, Hazardous Materials, (b) prevention of pollution or protection of the environment (including, without limitation, any natural resources), or (c) any production, generation, handling, use, storage, treatment, testing, recycling, transportation, labeling, disposal, Release, cleanup or control of Hazardous Materials.

“Equity Security” with respect to any Person, such Person’s (i) shares or other equity interests, (ii) bonds, debentures, notes or other Indebtedness having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which shareholders of such Person may vote (“Voting Debt”) or other voting securities or equity of such Person, (iii) options, subscriptions, warrants, calls, or other rights (including pre-emptive rights) to subscribe for, purchase, or acquire shares, other equity securities or Voting Debt or other voting or equity securities of such Person or any of its subsidiary or securities convertible into or exchangeable or exercisable for shares or other equity securities, Voting Debt or other voting or equity securities of such Person or its subsidiaries, (iv) equity appreciation, phantom equity, stock unit, profit participation, cash-settled equity equivalents or awards, equity-based performance or other similar rights in respect of shares or other equity securities, Voting Debt or other voting or equity securities of such Person or its subsidiaries or (v) derivative Contracts (whether settled in cash, other equity securities or otherwise) designed to reproduce the economic benefits and risks to one party of other equity securities of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Ex-Im Laws” shall mean all applicable Laws related to the export, re-export, transfer, retransfer, deemed export, or import of goods, services, technology, software, software source code, or any other items, including but not limited to the U.S. Export Administration Regulations and the International Traffic in Arms Regulations, and the export controls of the European Union and its member states; all other applicable laws and regulations governing exports, imports, and customs, except to the extent inconsistent with U.S. Law; and U.S. anti-boycott Laws.

“Governmental Entity” means any national, state, tribal, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental, administrative or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over Parent or the Company, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Group” means any group of Persons acting in concert with respect to any potential Competing Proposal and such term shall include the meaning ascribed thereto in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined, classified or listed as a “hazardous material,” “hazardous substance,” “hazardous waste,” “solid waste,” “pollutant or contaminant,” “toxic substance” or “toxic waste” or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material, per- or polyfluoroalkyl substances, polychlorinated biphenyls, radioactive materials (including naturally occurring radioactive materials) or radon; and (c) any Hydrocarbons (including petroleum or any fraction thereof, petroleum products, natural gas, and natural gas liquids).

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property or service; (c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified as balance sheet liabilities in accordance with GAAP; (e) all obligations in respect to overdrafts, (f) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person or its subsidiaries (even if the rights and remedies of seller or lender under such agreement following an event of default are limited to repossession of such sale or property), (g) all accrued interest and premiums, penalties, make whole or similar payments payable in connection with the obligations described in any other clause of this definition and (h) indebtedness of others as described in clauses (a) through (g) above guaranteed by such Person or secured by an Encumbrance on an asset of such Person; but Indebtedness does not include accounts payable to trade creditors or accrued expenses that both (i) arose in the Ordinary Course, and (ii) are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Indenture” means, collectively, the indenture, dated as of March 1, 2012, among the Company and Wells Fargo Bank, National Association, as trustee, as supplemented by the (i) Officers’ Certificate, dated March 1, 2012, with respect to the 5.375% Senior Notes due 2022, (ii) Officers’ Certificate, dated September 12, 2012, with respect to the 5.250% Senior Notes due 2023, and (iii) Officers’ Certificate, dated November 21, 2017, with respect to the 5.625% Senior Notes due 2026.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, corporate names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including inventions, technical information, proprietary information, customer lists, vendor lists, drawings, designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; (f) rights in or arising from Software; and (g) all other intellectual property, industrial or proprietary rights.

“Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Company and its Subsidiaries, taken as a whole, that (a) is not known to or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable) by the Company Board as of the date of this Agreement, (b) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval; and (c) does not relate to (i) a Competing Proposal or a Superior Proposal or any matter relating thereto or consequence thereof, (ii) any change, in and of itself, in the price or trading volume of shares of Company Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), (iii) the fact that the Company or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition), (iv) changes in the Company’s or any of its Subsidiaries’ oil and gas reserves, or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law).

“IT Assets” means computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, industrial control system, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, statute, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development (“Effect”) that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business, assets or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, or attributable to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv) political conditions (or changes in such conditions, including any changes or developments arising from or in connection with the November 3, 2020 United States federal elections) or acts of war (whether or not declared), armed hostility (by recognized governmental forces or otherwise), sabotage or terrorism or cyber attack (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics (including the existence and impact of the COVID-19 pandemic), or weather conditions;

(vi) effects resulting from the negotiation, execution and announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationships of the Company and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable);

(viii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

(ix) any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or

(x) changes in GAAP or the interpretations thereof after the date of this Agreement.;

provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) – (v) (excluding any Effect arising from, resulting from or related to COVID-19 or COVID-19 Measures, to the extent any COVID-19 Actions are taken in accordance with this Agreement) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated industry participants, in which case only the incremental disproportionate impact shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur.

“NASDAQ” means the NASDAQ Global Select Market, or, if applicable, the NASDAQ Stock Market, including the NASDAQ Capital Market or such other NASDAQ market on which shares of Parent Common Stock are then listed.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person, excluding any commercially reasonable deviations therefrom due to COVID-19 or COVID-19 Measures.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Equity Plan” means the Diamondback Energy, Inc. 2016 Amended and Restated Equity Incentive Plan.

“Parent Expense Amount” means the reasonable, documented, out-of-pocket fees, costs and expenses incurred or paid by Parent or any of its Subsidiaries in connection with (i) their due diligence investigation of the Company and its subsidiaries, (ii) the negotiation and execution of this Agreement and (iii) the consummation of the Transactions (including the Merger, the Parent Stock Issuance and the Notes Transactions); provided however that in no event shall the Parent Expense Amount exceed $7,500,000.

“Parent Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Parent or its Affiliates, or any member of their ERISA or with respect to which Parent, its Affiliates, or any member of their ERISA Affiliate have any liability (contingent or otherwise).

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report;

(d) Encumbrances arising in the Ordinary Course under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other Contracts that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) does not arise as a result of a breach or default under any such agreement or arrangement, (ii) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent, and (iii) would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, development, exploration value or use of the property or asset affected thereby;

(f) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with the Closing);

(g) zoning, building or similar restrictions established by a Governmental Entity and that affect real property (but specifically excluding violations thereof); or

(h) solely with respect to the Oil and Gas Properties, encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions that would not reduce the net revenue interest share of the Company or its Subsidiaries in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report, with respect to such lease, or increase the working interest of the Company or its Subsidiaries in any Oil and Gas Lease above the working interest shown on the Company Reserve Report, with respect to such lease and, in each case, that have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by or on behalf of the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law or Environmental Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burden” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, migrating, injecting, escaping, leaching, dumping, disposing or other release into or through the environment, and any abandonment or discarding of barrels, containers, or other closed receptacles containing any Hazardous Material.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sanctioned Country” shall mean any country or region that is or in the past five (5) years has been the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of Ukraine).

“Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including but not limited to OFAC’s Specially Designated Nationals and Blocked Persons List; the Denied Persons, Unverified, and Entity Lists, maintained by the U.S. Department of Commerce; the Debarred List and non-proliferation sanctions lists maintained by the U.S. State Department; the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions, maintained by the European Union; the Consolidated List of Asset Freeze Targets, maintained by HM Treasury (UK); and the UN Consolidated Sanctions List, maintained by the UN Security Council; (b) any Person that is organized, resident, or located in a Sanctioned Country; or (c) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by, a Person or Persons described in clause (a) or (b).

“Sanctions Laws” means economic or financial sanctions Laws administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the Bureau of Industry and Security of the U.S. Department of Commerce or any other relevant sanctions authority with respect to applicable sanctions Laws.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than fifty (50%) of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries; provided, the following Persons will not be deemed to be Subsidiaries of Parent: Viper Energy Partners, LP, Viper Energy Partners GP LLC, Viper Energy Partners LLC, Rattler Midstream Operating LLC, Rattler Midstream LP, Rattler Midstream GP LLC and any of their Subsidiaries.

“Superior Proposal” means a bona fide, written Competing Proposal (with references to “more than ten (10%)” being deemed to be replaced with references to “all or substantially all”) by a third party and that did not result from a breach by the Company or its Representatives of Section 6.3, other than any breach that is both immaterial and unintentional, which the Company Board determines in good faith after consultation with the Company’s outside legal and financial advisors (i) to be more favorable to the Company and its stockholders from a financial point of view than the Transactions, (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, any break-up fees or expense reimbursement provisions, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Company Board.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes and similar charges, duties, levies or other assessments of any kind, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, unclaimed property remittance/escheat, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties, and additions to tax imposed with respect thereto, whether disputed or not.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transactions” means the Merger, the Parent Stock Issuance and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.